EXHIBIT 99.1

For Immediate Release	Date: February 21, 2023
23-14-TR

Teck Declares $0.625 per Share Dividend and Authorizes up to $250 Million Share Buyback

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that its Board of Directors has declared an eligible dividend of $0.625 on its outstanding Class A common shares and Class B subordinate voting shares, consisting of a base dividend of $0.125 per share and a supplemental dividend of $0.50 per share, to be paid on March 31, 2023, to shareholders of record at the close of business on March 15, 2023.

In addition to the dividend, the Board has authorized management to purchase up to $250 million of Class B subordinate voting shares. Additional buybacks will be considered regularly in the context of market conditions.

Teck’s capital allocation framework contemplates that a minimum of 30% of Available Cash Flow will be used for distributions to shareholders and share repurchases. The dividend and planned share repurchases announced today are in addition to $1.9 billion in aggregate of dividends and Class B subordinate voting share repurchases in 2022, and reflect the final financial results for 2022 and a distribution in respect of 40% of the Fort Hills proceeds received in February 2023 in accordance with the capital allocation framework.

All share repurchases are expected to be made in accordance with Teck’s previously announced normal course issuer bid program, or any renewal thereof, or by such other means as may be permitted under applicable securities laws. The current program authorizes Teck to purchase up to 40 million Class B subordinate voting shares through the period ending November 1, 2023. Any repurchases following that date may depend on regulatory approval of a renewed normal course issuer bid program. Teck intends to purchase shares opportunistically. The company will determine the timing of any purchases and may repurchase fewer or a greater number of shares, subject to the requirements of the issuer bid program and applicable securities laws.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the Unites States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or achieved. Forward-looking statements include statements regarding concerning Teck’s intention to make purchases of Class B subordinated voting shares, and Teck’s expectations regarding the amount of funds to be spent to purchase Class B subordinated voting shares, the expectation that up to $250 million, or any, Class B subordinated voting shares will be repurchased, and the intention to continue the annual base dividend of $0.50 per share.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, the ability to acquire Class B Shares in the market through the normal course issuer bid and in compliance with regulatory requirements, share price volatility, negative changes to commodity prices, availability of funds to purchase shares, alternative uses for funds and other risk factors impacting Teck’s business as detailed in Teck’s annual information form and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Declaration of dividends is at the discretion of the Board and dividends, as well as share repurchases, are subject to conditions under corporate law. Any of the foregoing may have the result of restricting future dividends or share repurchases. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document, except as may be required under applicable securities laws.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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